SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1*
                                 AMENDMENT NO. 3
                                (Final Amendment)
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             UNIFORCE SERVICES, INC.
                       (Name of Subject Company [Issuer])

                              COMFORCE CORPORATION
                                    (Bidder)

                          Common Stock, $0.01 par value
                         (Title of class of securities)

                                    904724101
                      (CUSIP number of class of securities)

                              Christopher P. Franco
                             Chief Executive Officer
                              COMFORCE Corporation
                               2001 Marcus Avenue
                          Lake Success, New York 11042
                            Telephone: (516) 328-7300
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)
                                 with a copy to:
                             David G. Edwards, Esq.
               Doepken Keevican & Weiss, Professional Corporation
                              58th Floor, USX Tower
                                600 Grant Street
                              Pittsburgh, PA 15219
                            Telephone: (412) 355-2743

                            Calculation of Filing Fee

          Transaction Valuation(1)            Amount of filing fee(2)
                $98,256,245                          $19,651.25

----------
1/ For purposes of calculating the filing fee only. This calculation assumes the purchase of 3,038,543 shares of Common Stock, $.01 par value, of Uniforce Services, Inc. for $28 per share in cash and 0.5217 shares of Common Stock, par value $0.01 per share, of COMFORCE Corporation ("COMFORCE Common Stock") at the average per share price of $8.3125 representing the average of the high and low prices of COMFORCE Common Stock listed on the American Stock Exchange on October 23, 1997.

2/ The amount of the filing fee equals 1/50th of one percent of the aggregate value of cash and securities offered by COMFORCE Corporation for such number of shares.

* This  Statement is also being filed to satisfy the reporting  requirements  of
Section 13(d) of the Securities Exchange Act of 1934, as amended.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $19,652            Filing Party: COMFORCE Corporation
   Form or Registration No.: Schedule 14D-1   Date Filed: October 27, 1997

1)   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  No. of above
     Persons

     COMFORCE Corporation 36-2262248

2)   Check the Appropriate Box if a Member of a Group [ ] (a) [ ] (b)

3)   SEC Use Only ______________________________________________________

4)   Source of Funds

     WC, BK, OO

5) [ ] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

6)   Citizenship or Place of Organization

     Delaware

7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     None

8)   [ ] Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares

9)   Percent of Class Represented by Amount in Row 7

     -0-%

10)  Type of Reporting Person

     CO





                                       [2]

     This Amendment No. 3 (Final Amendment) to the Schedule 14D-1 of COMFORCE Corporation with respect to its offer to purchase any and all of the outstanding shares of common stock of Uniforce Services Inc. is being filed to include as exhibit (a)(12) the text of the press release issued November 26, 1997 announcing the expiration of the offer and acceptance of tendered shares.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Prospectus/Proxy Statement, dated October 27, 1997.*

(a)(2)    Letter of Transmittal.*

(a)(3)    Notice of Guaranteed Delivery. *

(a)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)    Text of Press Release, dated October 27, 1997, issued by the Offeror.*

(a)(8)    Chairmen's Letter, dated October 27, 1997.*

(a)(9)    Prospectus Supplement, dated November 19, 1997.*

(a)(10)   Text of Press Release, dated November 19, 1997.*

(a)(11)   Copy of Quarterly Report on Form 10-Q of Uniforce Services, Inc.*

(a)(12)   Text of Press Release, dated November 26, 1997.

(b)(1) Form of Purchase Agreement, dated November 19, 1997 between COMFORCE Operating, Inc. and NatWest Capital Markets Limited regarding 12% Senior Notes due 2007.*

(b)(2) Form of Purchase Agreement, dated November 19, 1997 between COMFORCE Corporation and NatWest Capital Markets Limited regarding 15% Senior Secured PIK Debentures due 2009.*

(b)(3)    Commitment  Letter,  dated November 18, 1997,  from Heller  Financial,
          Inc.*

(c)(1) Agreement and Plan of Merger, dated as of August 13, 1997, by and between Offeror, COMFORCE Columbus, Inc., a wholly-owned subsidiary of the Offeror and the Company.*

(c)(2) Shareholder's Agreement, dated as of August 13, 1997, by and among COMFORCE Corporation, COMFORCE Columbus, Inc., John Fanning and Fanning Asset Partners, L.P.*

(c)(3) Registration Rights Agreement, dated as of August 13, 1997, by and among COMFORCE Corporation, COMFORCE Columbus, Inc., John Fanning and Fanning Asset Partners, L.P.*

(d)       Opinion of Doepken Keevican & Weiss Professional Corporation.*


                                       [3]

(e)(1)    Prospectus/Proxy Statement filed as Exhibit (a)(i) above.*

(e)(2)    Prospectus Supplement filed as Exhibit (a)(9) above.*

(f)       Not applicable.

*    Previously filed


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 1997


                                             COMFORCE CORPORATION

                                             By: /s/Christopher P. Franco
                                                 -------------------------------
                                             Christopher P. Franco
                                             Chief Executive Officer



                                       [4]

                                  EXHIBIT INDEX



Exhibit
Number            Description


(a)(1) Prospectus/Proxy Statement, dated October 27, 1997 (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(2) Letter of Transmittal (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(3)    Notice of  Guaranteed  Delivery  (included  as an exhibit to  Schedule
          14D-1  filed  by  COMFORCE   Corporation   on  October  27,  1997  and
          incorporated herein by reference).

(a)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(7) Text of Press Release, dated October 27, 1997, issued by the Offeror (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(8)    Chairmen's  Letter,  dated October 27, 1997 (included as an exhibit to
          Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(9) Prospectus Supplement, dated November 19, 1997 (included as an exhibit to Amendment No. 1 to Schedule 14D-1 filed by COMFORCE Corporation on November 19, 1997 and incorporated herein by reference).

(a)(10) Text of Press Release, dated November 19, 1997 (included as an exhibit to Amendment No. 1 to Schedule 14D-1 filed by COMFORCE Corporation on November 19, 1997 and incorporated herein by reference).

(a)(11) Quarterly Report on Form 10-Q of Uniforce Services, Inc. (filed on November 11, 1997).

(a)(12)   Text of Press Release, dated November 26, 1997.

(b)(1) Form of Purchase Agreement, dated November 19, 1997 between COMFORCE Operating, Inc. and NatWest Capital Markets Limited regarding 12% Senior Notes due 2007 (included as an exhibit to


                                       [5]

          Amendment No. 2 to Schedule 14D-1 filed by COMFORCE Corporation on November 20, 1997 and incorporated herein by reference).

(b)(2) Form of Purchase Agreement, dated November 19, 1997 between COMFORCE Corporation and NatWest Capital Markets Limited regarding 15% Senior Secured PIK Debentures due 2009 (included as an exhibit to Amendment No. 2 to Schedule 14D-1 filed by COMFORCE Corporation on November 20, 1997 and incorporated herein by reference).

(b)(3) Commitment Letter, dated November 18, 1997 from Heller Financial, Inc. (included as an exhibit to Amendment No. 1 to Schedule 14D-1 filed by COMFORCE Corporation on November 19, 1997 and incorporated herein by reference).

(c)(1) Agreement and Plan of Merger, dated as of August 13, 1997, by and between the Offeror, COMFORCE Columbus, Inc. and the Company (included as an exhibit to Current Report on Form 8- K filed by COMFORCE Corporation on August 20, 1997 and incorporated herein by reference).

(c)(2) Shareholder's Agreement, dated as of August 13, 1997, by and among COMFORCE Corporation, COMFORCE Columbus, Inc., John Fanning and Fanning Asset Partners, L.P. (included as an exhibit to Current Report on Form 8-K filed by COMFORCE Corporation on August 20, 1997 and incorporated herein by reference).

(c)(3) Registration Rights Agreement, dated as of August 13, 1997, by and among COMFORCE Corporation, COMFORCE Columbus, Inc., John Fanning and Fanning Asset Partners, L.P. (included as an exhibit to Amendment No. 2 to Registration Statement on Form S-4 filed by the Company on October 24, 1997 and incorporated herein by reference).

(d) Opinion of Doepken Keevican & Weiss Professional Corporation (included as an exhibit to Amendment No. 2 to Registration Statement on Form S-4 filed by the Company on October 24, 1997 and incorporated herein by reference).

(e)(1)    Prospectus/Proxy  Statement,  dated October 27, 1997 (filed as Exhibit
          (a)(1) above).

(e)(2)    Prospectus  Supplement,  dated  November  19,  1997  (filed as Exhibit
          (a)(9) above).

                                                                 Exhibit (a)(12)
FOR IMMEDIATE RELEASE
November 26, 1997

                     COMFORCE CORPORATION ANNOUNCES CLOSING
                  OF TENDER OFFER FOR UNIFORCE SERVICES, INC.;
                 ACCEPTANCE OF SHARES REPRESENTING APPROXIMATELY
                    96.5% OF THE OUTSTANDING UNIFORCE SHARES;
                SPECIAL MEETING OF UNIFORCE SHAREHOLDERS CANCELED


     Lake Success, NY, November 26, 1997 -- COMFORCE Corporation (ASE:CFS), a leading provider of high-tech professional staffing, consulting and outsourcing services, announced today that its previously announced tender offer for Uniforce Services, Inc. (ASE:UFR) expired as scheduled at 12:00 midnight last night. At the expiration of the offer 2,931,741 shares, representing approximately 96.5% of the issued and outstanding shares of Uniforce Common Stock were tendered and accepted for payment by COMFORCE.

     As a result, COMFORCE has caused its representatives to be appointed to control the board of directors of Uniforce and Uniforce has become a subsidiary of COMFORCE with approximately 3.5% of its common stock still held by the public. Trading in Uniforce Shares will not resume on the American Stock Exchange.

     Early next week COMFORCE expects to complete the merger of its wholly-owned acquisition subsidiary into Uniforce at which time Uniforce will become a wholly-owned subsidiary of COMFORCE and the remaining public shareholders of Uniforce will receive the right to receive consideration equal to that which COMFORCE paid in the tender offer.

     Since COMFORCE now owns in excess of ninety percent of the voting stock of Uniforce, COMFORCE expects to consummate the merger without the need for the vote of the Uniforce shareholders. As a result the special meeting of the shareholders of Uniforce scheduled for December 2, 1997 has been canceled.

     COMFORCE Corporation is a leading provider of staffing, consulting and outsourcing solutions focused on the high technology needs of the
telecommunications,   information   technology  and  technical   market  sectors
worldwide.